UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number 0-26876
Oak Hill Financial, Inc.

(Exact name of registrant as specified in its charter)
14621 State Road 93, Jackson, Ohio 45640
(740) 286-3283

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, without par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(2)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
     Approximate number of holders of record as of the certification or notice date: None
     Effective November 30, 2007, Oak Hill Financial, Inc. was merged with and into WesBanco, Inc., a West Virginia corporation.
     Pursuant to the requirements of the Securities Exchange Act of 1934, WesBanco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2007	By:	/s/ Robert H. Young
		Name:	Robert H. Young
		Title:	Executive Vice President and Chief Financial Officer